NEOMEDIA TECHNOLOGIES, INC.
                          2201 Second Street, Suite 600
                            Fort Myers, Florida 33901


                                 July 28, 2006




VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: REGISTRATION STATEMENT ON FORM S-3 (FILE NO. 333-135175) OF NEOMEDIA TECHNOLOGIES, INC.


Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-3, together with all exhibits thereto, File No. 333-135175 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on June 21, 2006. No securities have been sold pursuant to the Registration Statement and all activities in respect of the offering have been discontinued.

         The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457 of the Securities Act.

         Accordingly, the Registrant hereby respectfully requests that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

         If you have any questions or comments regarding the foregoing application for withdrawal, please contact Mr. Clayton E. Parker legal counsel to the Registrant, on 305-539-3300. Please provide a copy of the Order consenting to this withdrawal to Mr. Clayton E. Parker by facsimile on 305-358-7095. Thank you for your assistance.



                                          By: /s/ Charles T. Jensen
                                              --------------------------
                                              Name:    Charles T. Jensen
                                              Title:   Chief Executive Officer